Exhibit 21.1

List of Subsidiaries
Name	Date Incorporated	State Incorporated	% of Ownership
altCUBE, Inc.	June 4, 2018	Wyoming	100%
Haute Jobs, Inc.	May 10, 2018	Wyoming	100%
Campaign Pigeon, LLC	May 10, 2018	Wyoming	100%